Exhibit 5.2

June 28, 2019

Reference: 2105/129

Canadian Imperial Bank of Commerce

Commerce Court, Toronto, Canada, M5L 1A2

Re: Canadian Imperial Bank of Commerce (the “Company”)

Dear Ladies and Gentlemen:

We hereby consent to the reference to our firm name under the heading “Legal Matters” and to the reference to our firm name and advice under the heading “Limitations on Enforcement of U.S. Laws Against CIBC, its Management and Others” in the prospectus included as part of the registration statement on Form F-10 of the Company.

In giving this consent, we do not thereby admit that we come within the category of persons whose consent is required by the Securities Act of 1933 or the rules and regulations promulgated thereunder.

Yours very truly,

(signed) “Blake, Cassels & Graydon LLP”

Blake, Cassels & Graydon LLP